CĪON Investment Corporation

3 Park Avenue, 36th Floor
New York, New York 10016

(212) 418-4700

September 21, 2018

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Ms. Anu Dubey, Esq.

Ms. Marianne Dobelbower, Esq.

Mr. Tony Burak

Re:	CĪON Investment Corporation

Registration Statement on Form N-2 (File No. 333-203683)

Dear Msses. Dubey and Dobelbower and Mr. Burak:

In accordance with Rule 461 under the Securities Act of 1933, as amended, CĪON Investment Corporation (the “Company”) respectfully requests acceleration of effectiveness of the above-captioned registration statement (the “Registration Statement”), including all amendments thereto, to 4:30 p.m., Eastern Time, on September 24, 2018, or as soon thereafter as possible.

The Company hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Richard Horowitz, Esq. of Dechert LLP, outside counsel to the Company, at (212) 698-3525 or, in his absence, Matthew K. Kerfoot, Esq. at (212) 641-5694, if you have any questions regarding the above. Thank you.

CĪON Investment Corporation

By:	/s/ Michael A. Reisner
Michael A. Reisner
Co-Chief Executive Officer